Filed by NexPoint Diversified Real Estate Trust
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NexPoint Diversified Real Estate Trust
Commission File No.: 001-32921
File No. of Related Registration Statement: 333-284099

FOR IMMEDIATE RELEASE

Reminder of Upcoming Annual and Special Meeting of Unitholders

Unitholders are reminded to vote their proxy prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on February 19, 2025

DALLAS and TORONTO, February 14, 2025 -- NexPoint Hospitality Trust (“NHT” or the “REIT”) (TSX-V: NHT.U) wishes to remind its unitholders (“Unitholders”) of the upcoming annual and special meeting (the “Meeting”) to be held virtually on Friday, February 21, 2025. The Meeting has been called for Unitholders to consider and, if deemed advisable, among other items, (i) to pass an ordinary resolution approving certain amendments to the convertible promissory notes issued by the REIT between September 2019 and May 2021 (the “COVID Loans”); (ii) to pass an ordinary resolution approving certain amendments to the convertible promissory notes issued by CDOR Option Sub, LLC on October 30, 2020 and December 22, 2020 (the “CDOR Loans”); and (iii) to pass a special resolution approving the previously announced merger transaction with NexPoint Diversified Real Estate Trust (“NXDT”), which approves (a) the reorganization of the REIT in accordance with certain proposed amendments to the REIT’s declaration of trust, pursuant to which each unitholder will elect to receive, for each unit, either thirty-six cents cash (the “Cash Consideration”) or one (1) common share of NexPoint Hospitality Trust, Inc., which will subsequently be converted into the right to receive a number of common shares of NexPoint Diversified Real Estate Trust (“NXDT Common Shares”) and, immediately thereafter the dissolution and liquidation of the REIT (the “Share Consideration”, and together with the Cash Consideration, the “Reorganization Consideration”); and (b) the merger of the REIT’s subsidiary entities with and into entities owned or controlled, directly or indirectly, by NexPoint Diversified Real Estate Trust (the “Transaction”).

Details of the Meeting

The Meeting will be held in a virtual-only format, which will be conducted via live webcast over the internet on Friday, February 21, 2025 at 10:00 a.m. (Toronto time) at https://virtual-meetings.tsxtrust.com/1736. Unitholders of record at the close of business on December 30, 2024 (the “Record Date”) will be entitled to vote at the Meeting.

NHT’s notice of meeting, management information circular (the “Circular”) and accompanying form of proxy and letter of transmittal in respect to the Meeting (collectively the “Meeting Materials”) were mailed on January 31, 2025 to Unitholders of record as of the Record Date and are available on the REIT’s profile on SEDAR+ at www.sedarplus.ca. If you have not received your Meeting Materials and you are a non-registered Unitholder, you should contact your broker. If you have not received your Meeting Materials and you are a registered Unitholder, please contact TSX Trust Company by e-mail at shareholderinquiries@tmx.com. The Meeting Materials outline in detail how to participate in the Meeting.

Additional Details Regarding the Excluded Votes

The votes in respect to the 875,846 Units held by the directors and senior officers of NXDT to be excluded for the purposes of minority approval requirements pursuant to the Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, are more specifically held by Matthew McGraner, the Executive VP and Chief Investment Officer of NXDT.

Additional Details Regarding the COVID Loans and the CDOR Loans

As described under the heading “Approval of Amendments to COVID Loans” in the Circular, the COVID Loans consists of twelve (12) loans the REIT received from entities controlled or managed by James Dondero between September 2019 and June 2021, in the aggregate amount of $15,624,41.00. The proceeds from the COVID Loans were principally used to fund the REIT’s operating expenses, interest and principal payments on outstanding indebtedness during the COVID-19 pandemic to allow the REIT to continue as a going concern.

As described under the heading “Approval of Amendments to CDOR Loans” in the Circular, the CDOR Loans consists of two (2) convertible promissory notes on October 23, 2020 and December 30, 2020, issued by CDOR Option Sub LLC, a subsidiary of the REIT, in the aggregate amount of $4,750,000.

In December 2023, the TSXV reviewed all outstanding convertible loans of the REIT, and determined that the COVID Loans and the CDOR Loans were the only convertible loans that required amendments (the “Amendments”). If the Amendments to the COVID Loans are implemented, only the principal amount of each of the COVID Loans will be convertible into Class B Units for five-year terms ending between February 2, 2026 and June 8, 2026, with the term of the COVID Loans remaining as 20 years from their date of issuance. However, one COVID Loan in the amount of $400,000 with a conversion term that expired on September 9, 2024, will not be amended or affected by the Amendments. If the Amendments to the CDOR Loans are implemented, the conversion right under the CDOR Loans will be removed entirely. The three other convertible loans, with substantially similar terms to the COVID Loans, that the REIT currently has outstanding from entities controlled or managed by James Dondero, will not be affected by the Amendments.

Background to the Transaction

Further to the background provided in the Circular under the heading “Background to the Transaction”, the special committee of the REIT (the “Special Committee”) was established on September 15, 2024 to consider the viability of the potential merger transaction with NXDT. Although discussions of a possible transaction had commenced in April of 2024, the Special Committee was formed following receipt of the draft term sheet by NXDT on September 5, 2024 in respect to the Transaction and once it was determined by the Independent Trustees that there was a reasonable likelihood of the Transaction proceeding. All discussions with the board of trustees of the REIT regarding the Transaction prior to the formation of the Special Committee were conducted by the Independent Trustees.

For the reasons set out in the Circular under the heading “Reasons for the Recommendations of the Special Committee”, the Special Committee determined the Transaction was fair to Unitholders. The proposed price of US$0.36 per unit of the REIT (“Unit”) was initially set forth in the term sheet for the Transaction. The price was arrived at based on (1) the price per Unit paid under a previous acquisition by NXDT of 2,176,257 Units at a price of US$0.36 per Unit on April 19, 2024, and (2) an assessment of the value of Units based on historical valuation analysis conducted in connection with the preparation of the REIT’s and NXDT’s financial statements. Such valuation is available to view on SEDAR+ at sedarplus.ca. The Special Committee ultimately decided to recommend the Cash Consideration based on the factors described in the Circular under the heading “Approval of Transaction Resolution”. In particular, based on the work conducted by Doane Grant Thornton LLP, the Special Committee determined that US$0.36 was fair, from a financial point of view, to Unitholders. The Special Committee also ultimately decided, with the assistance of its legal and financial advisors, to recommend the Share Consideration on the basis that Unitholders who receive NXDT Common Shares will have the opportunity to participate in any increase in value of NHT’s assets and the NXDT Common Shares were expected to have much greater liquidity due to higher trading volumes.

Details Regarding the Share Consideration

To the extent that every Unitholder elects to receive Share Consideration (other than NXDT and its subsidiaries whose Units will be cancelled in connection with the terms of the merger agreement entered into in relation to the Transaction) and assuming an NXDT share price of US$5.33, an aggregate of 918,890 NXDT Common Shares would be issuable to such Unitholders under the Transaction. This represents approximately 2.2% of the issued and outstanding common shares in the capital of NXDT.

About NexPoint Hospitality Trust

NexPoint Hospitality Trust is a publicly traded real estate investment trust, with its Units listed on the TSX Venture Exchange under the ticker NHT.U. NHT is focused on acquiring, owning and operating well-located real estate assets including, but not limited to, investments in life science and semiconductor manufacturing properties, but mainly focusing on hospitality properties in the United States that offer a high current yield and in many cases are underperforming assets with the potential to increase in value through investments in capital improvements, a market-based recovery, brand repositioning, revenue enhancements, operational improvements, expense inefficiencies, and exploiting excess land or underutilized space. NHT owns 7 branded properties sponsored by Marriott, Hilton and Hyatt, located across the U.S. NHT is externally advised by NexPoint Real Estate Advisors VI, L.P.

Additional Information and Where to Find It

In connection Transaction, NXDT has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing the Circular. The Registration Statement and Circular each contain important information about the NXDT, NHT, the Transaction and related matters. UNITHOLDERS OF NHT ARE URGED TO READ THE REGISTRATION STATEMENT AND CIRCULAR AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NXDT, NHT, THE TRANSACTION, AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Investors and security holders may also obtain these documents, free of charge from NXDT at https://nxdt.nexpoint.com or by emailing ir@nexpoint.com.

Forward Looking Information

This news release includes forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, assumptions and beliefs. In some cases, forward-looking information can be identified by the use of words such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", and by discussions of strategies that involve risks and uncertainties, certain of which are beyond the REIT's and NXDT's control. In this news release, forward-looking information includes, among other things, statements relating to the approval of the amendments to the COVID Loans and the CDOR Loans, the approval of the special resolution authorizing the Transaction, and the details regarding the aggregate amount of NXDT Common Shares issuable pursuant to the Transaction. The forward-looking information is based on certain key expectations and assumptions made by each of the REIT and NXDT, including with respect to the structure of the Transaction and all other statements that are not historical facts. The timing and completion of the Transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, required regulatory and unitholder approvals. Although management of each of the REIT and NXDT believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that any transaction, including the Transaction, will occur or that it will occur on the timetable or on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Readers are cautioned not to place undue reliance on forward-looking information. Additional information on these and other factors that could affect the REIT are included in reports on file with Canadian securities regulatory authorities and may be accessed on the SEDAR+ website at www.sedarplus.ca. Additional factors that may affect NXDT's business or financial results are described in the risk factors included in NXDT's filings with the Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

By its nature, such forward-looking information necessarily involves known and unknown risks and uncertainties that may cause actual results, performance, prospects and opportunities in future periods of the REIT and NXDT to differ materially from those expressed or implied by such forward-looking statements. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release and neither the REIT, nor NXDT, nor any other person assumes responsibility for the accuracy and completeness of any forward-looking information, and no one has any obligation to update or revise any forward-looking information, whether as a result of new information, future events or such other factors which affect this information, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Investor Relations
IR@nexpoint.com

Media Inquiries
MediaRelations@nexpoint.com